UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11h Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 12 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 0
	9	Sole dispositive power None
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

Page 10 of 12 Pages

Item 1. Security and Issuer.

This Amendment No. 10 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020, Amendment No. 2 to Schedule 13D filed on October 20, 2020, Amendment No. 3 to Schedule 13D filed on November 4, 2020, Amendment No. 4 to the Schedule 13D filed on November 17, 2020, Amendment No. 5 filed on December 23, 2020, Amendment No. 6 filed on January 12, 2021, Amendment No. 7 filed on January 26, 2021, Amendment No. 8 filed on February 18, 2021 and Amendment No. 9 filed on March 11, 2021 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 30, 2021, the Company’s plan of reorganization became effective which automatically terminated the Second Amended and Restated Plan Support Agreement. Upon the effective date of the plan of reorganization, all then outstanding shares of Common Stock were cancelled. As a result, on April 30, 2021, each of the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock, and instead acquired beneficial ownership of newly issued securities in the reorganized Company.

Item 5. Interest in Securities of the Issuer

a.	As of the date of this statement, each of the Reporting Persons own zero (0) shares of Common Stock.

b.	Not applicable.

c.	During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.

d.	No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

e.

On April 30, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock. As such, the filing of this Amendment No. 10 represents the final amendment to the Schedule 13D.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2021

CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.
By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP
INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Page 12 of 12 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson